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SEC FILE NUMBER
8- 65406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____06-06-02____ AND ENDING ____12-31-02____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  Rho Trading Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  440 S. LaSalle Street, Suite 1028
                (No. and Street)

Chicago, IL   60605
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  John Keazirian   (312) 362-4949
                              (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Schultz & Chez, L.L.P.
          (Name — *if individual, state last, first, middle name*)

  141 W. Jackson Blvd., Suite 2900   Chicago, Illinois   60604
  (Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____John Keazirian_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Rho Trading Securities, LLC_____, as of

_____December 31_____,20_02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2003

_____
Notary Public

Rho Trading Securities, LLC
Signature

By: John Keazirian
Its: Executive Vice President

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.   ] Same Page
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.   ]
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RHO TRADING SECURITIES, LLC
(A Delaware Limited Liability Company)
REPORT PURSUANT TO RULE X-17a-5(d)
FOR THE PERIOD JUNE 6, 2002 THROUGH
DECEMBER 31, 2002

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
   RHO TRADING SECURITIES, LLC
      Chicago, Illinois

We have audited the accompanying statement of financial condition of RHO TRADING SECURITIES, LLC, as of December 31, 2002, and the related statements of operations, changes in member's equity and cash flows for the period June 6, 2002 through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RHO TRADING SECURITIES, LLC, as of December 31, 2002 and the results of its operations and its cash flows for the period June 6, 2002 through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 15, 2003

RHO TRADING SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	310,792
Receivable from broker/dealers		28,617,032
Interest and dividends receivable		192,877
Securities owned, at market value		
Equities		26,716,944
Options		28,789,225
Equipment, furniture, net		244,342
Exchange membership, at cost (market value $335,500)		351,500
Other assets		10,000
TOTAL ASSETS	$	85,232,712

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Securities sold, not yet purchased, at market value		
Equities	$	51,655,408
Options		28,665,815
Interest and dividends payable		80,431
Accounts payable and accrued expenses		132,078
Accrued bonuses payable		900,000
Payable to member		1,000,000
Total Liabilities		82,433,732
Member's Equity		2,798,980
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	85,232,712

The accompanying notes are an integral
part of these financial statements.

RHO TRADING SECURITIES, LLC
(A Delaware Limited Liability Company)

STATEMENT OF OPERATIONS

FOR THE PERIOD JUNE 6, 2002 THROUGH DECEMBER 31, 2002

REVENUE

Firm trading	$	2,604,963
Interest		381,589
Dividends		186,132
Total Revenue		3,172,684

EXPENSES

Compensation and employee benefits	1,444,953
Commissions	290,315
Interest	240,523
Dividends	19,109
Regulatory and exchange fees	501,187
Consulting	745,117
Depreciation	61,085
Professional fees	269,076
Other	320,639
Total Expenses	3,892,004

NET LOSS	$ (	719,320)

The accompanying notes are an integral
part of these financial statements.

3

RHO TRADING SECURITIES, LLC
(A Delaware Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD JUNE 6, 2002 THROUGH DECEMBER 31, 2002

Member contributions	$ 3,768,300
Member withdrawals	(250,000)
Net loss	(719,320)
Balance at December 31, 2002	$ 2,798,980

The accompanying notes are an integral
part of these financial statements.

4

RHO TRADING SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE PERIOD JUNE 6, 2002 THROUGH DECEMBER 31, 2002

OPERATING ACTIVITIES

Net loss	$ (	719,320)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation expense		61,085
Change in assets and liabilities		
Increase in receivable from broker/dealers	(	28,617,032)
Increase in securities owned	(	55,506,169)
Increase in interest and dividend receivable	(	192,877)
Increase in other assets	(	10,000)
Increase in securities sold, not yet purchased		80,321,223
Increase in dividend and interest payable		80,431
Increase in accounts payable and accrued expenses		132,078
Increase in payable to traders		900,000
NET CASH USED IN OPERATING ACTIVITIES	(	3,550,581)

INVESTING ACTIVITIES

Purchase of equipment and furniture	(	305,427)
Purchase of exchange membership	(	351,500)
NET CASH USED IN INVESTING ACTIVITIES	(	656,927)

FINANCING ACTIVITIES

Increase in loan payable to member		1,000,000
Member contributions		3,518,300
Member withdrawals	(	250,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		4,518,300
NET INCREASE IN CASH		310,792
CASH, BEGINNING OF PERIOD		-
CASH AT DECEMBER 31, 2002	$	310,792

Supplemental Cash Flow Information:

    Cash payments for interest during the year totaled $240,523.

    Cash payments for income taxes during the year totaled $0.

The accompanying notes are an integral
part of these financial statements.

RHO TRADING SECURITIES, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD JUNE 6, 2002 THROUGH DECEMBER 31, 2002

(1) NATURE OF BUSINESS

RHO TRADING SECURITIES, LLC (the "Company") engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board of Trade. The Company was organized on June 6, 2002 as a limited liability Company under the laws of the state of Delaware. The Company commenced its operation on October 1, 2002.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased are valued at market value based on listed market prices. Unrealized gains and losses are reflected in Firm trading in the Statement of Operations. Securities sold, not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligation under the sales commitments. Securities transactions are recorded on the trade date.

Futures Transactions
Futures contracts are valued at market value based on exchange settlement prices. Unrealized gains and losses on futures contracts are reflected in Firm trading in the Statement of Operations.

Equipment and Furniture
Equipment and furniture are recorded at cost and are depreciated over their estimated useful lives using accelerated methods. At December 31, 2002, accumulated depreciation and amortization totaled $61,085.

Fair Value of Derivative Financial Instruments
Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

RHO TRADING SECURITIES, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD JUNE 6, 2002 THROUGH DECEMBER 31, 2002
(Continued)

(3)   INCOME TAXES

No provision has been made for income taxes as the taxable income or loss is included in the income tax returns of the Member.

(4)   DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Gross notional (or contractual) amounts of derivative financial instruments used for trading purposes with off-balance-sheet market risk are set forth below, in millions, as of December 31, 2002:

	(In millions)		
	Contract Value	Market Value	Average Contract Value During 2002
Equities sold, not yet purchased	$ 52	$ 52	$ 50
Written options	$ 456	$ 29	$ 243
Options held for trading	$ 380	$ 29	$ 205
Financial futures contracts	$ 31	N/A	$ 22

Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio.

Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

As a trader, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

Substantially all of the Company's trading gains originated from trading strategies involving derivative financial instruments.

RHO TRADING SECURITIES, LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD JUNE 6, 2002 THROUGH DECEMBER 31, 2002
(Continued)

(5) CONCENTRATION OF CREDIT RISK

At December 31, 2002, credit concentrations with the Company's clearing brokers consisted of approximately $3.9 million representing the market values of the Company's trading accounts. The Company monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk.

The Company maintains its cash balance in one financial institution located in Chicago. This balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Company's uninsured balance totaled $210,792.

(6) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $850,200 which exceeded requirements by $714,800 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(7) OPERATING LEASES

The Company has signed an office space lease on month to month basis. The total rent paid during the year ended December 31, 2002 was $6,833.

(8) RELATED PARTY TRANSACTIONS

The Company shares office space with other affiliated entities. However, there was no cost allocated between affiliated entities.

(9) SUBSEQUENT EVENTS

During the period from January 1, 2003, to February 15, 2003, there were no contributions or withdrawals made by the member.

i

SUPPLEMENTARY INFORMATION

RHO TRADING SECURITIES, LLC
(A Delaware Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2002

CREDITS
Member's equity $ 2,798,980

     TOTAL CREDITS   2,798,980

DEBITS
Non-allowable assets
     Equipment, furniture and leasehold improvements, net   (244,342)
     Exchange membership, at cost   (351,500)
     Other assets   (10,000)

     TOTAL DEBITS   (605,842)

     NET CAPITAL BEFORE HAIRCUTS ON SECURITIES   2,193,138

Haircuts on securities $ (1,342,852)
Undue concentration charges   -

     Total Haircuts   (1,342,852)

     NET CAPITAL $ 850,286

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness
     or $100,000) $ 135,472

     EXCESS NET CAPITAL $ 714,814

COMPUTATION OF AGGREGATE INDEBTEDNESS
Total aggregate indebtedness-specified liabilities
     Accounts payable and accrued expenses $ 132,078
     Payables to traders   900,000
     Payable to member   1,000,000

     TOTAL AGGREGATE INDEBTEDNESS $ 2,032,078

Percentage of aggregate indebtedness to net capital   239%

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

RHO TRADING SECURITIES, LLC
(A Delaware Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member
RHO TRADING SECURITIES, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of RHO TRADING SECURITIES, LLC (the "Company") for the period June 6, 2002 through December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by RHO TRADING SECURITIES, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that RHO TRADING SECURITIES, LLC, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2002, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Board of Trade, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz and Chp, LLP

Chicago, Illinois
February 15, 2003